NAME OF REGISTRANT: Darden Restaurants, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal 5 on Darden Restaurants, Inc. 2017 Proxy Statement:
Shareholder proposal requesting that the Company adopt a policy to phase out routine uses of antibiotics in the meat and poultry supply chain
Darden Restaurants, Inc. Symbol: DRI
Filed by: The Green Century Equity Fund

Proposal 5 requests that Darden Restaurants, Inc. (hereby referred to as “Darden” or “the Company”) adopts a policy to phase out routine uses of medically important antibiotics in the meat supply chain to address risks related to changing consumer preferences, reputational damage, and potential future regulation. The Proponent believes taking such action would serve the long-term interests of the Company and reduce the business risks associated with having insufficient policies and disclosure regarding antibiotic use.

The Proponent encourages shareholders to vote in support of this proposal.

Resolved: Shareholders request that Darden Restaurants adopt an enterprise-wide policy to phase out routine uses, including disease prevention, of medically important antibiotics in meat and poultry sources, and report to shareholders at reasonable cost and omitting proprietary information the potential timetables and measures for implementing such a policy.

“Routine use” is defined as the use of medically important antibiotics for growth promotion and regular or repeated use for disease prevention. Antibiotics should be available to treat animals diagnosed with an illness.

RATIONALE FOR A “YES” VOTE:
1.
Current practices and reporting inadequate to safeguard public health and shareholder value. Darden’s use of medically important antibiotics in animal agriculture contributes to the global antibiotic resistance crisis, and is unnecessary to ensure affordable and ethical meat production. Darden lacks necessary reporting and transparency addressing its antibiotic use practices.

2.
Competitive and reputational risk in a rapidly changing landscape. Darden’s competitors have implemented antibiotic use policies that surpass Darden’s lack of an effective policy to address antibiotic misuse in its meat supply chain. This will create reputational risk if Darden is perceived as a laggard in the industry.

3.
Changing consumer preferences and potential loss of market access. From 2011 to 2015, products labeled ‘antibiotic-free’ posted sales growth of 28.7% versus 4.6% for conventionally raised meat.[1] Darden’s current practices fail to address rising consumer awareness and concern around antibiotic use, which could lead to loss of market access as consumers shift purchasing habits.

4.
Regulatory risks. Darden’s regulatory risk is heightened by the Company’s failure to disclose efforts that meet or surpass regulatory compliance in certain states, potentially leaving its supply chain vulnerable in an evolving regulatory landscape.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Proposal 5 following the instruction provided on the management’s proxy mailing.

BACKGROUND
Antibiotic resistant bacteria sicken 2 million people and kill at 23,000 annually in the U.S.2 Studies estimate that illnesses caused by drug-resistant bacteria cost the U.S. economy $35 billion annually in health care costs and lost productivity.3 Globally by 2050, drug-resistant bacteria are estimated to kill 300 million people, costing the global economy $100 trillion.4 About 70% of medically important antibiotics in the U.S. are sold for use in livestock, often for prophylactic purposes.5

There are four ways antibiotics are used in animal agriculture:
•
Growth promotion: to make healthy animals grow at faster than normal rates. The Food and Drug Administration (FDA) recently implemented voluntary guidelines to eliminate growth promotion use of medically important antibiotics.

•	Disease prevention: to prevent illness in unsanitary and crowded living conditions through routine administration to healthy animals.
•	Disease control: to control the spread of a verified disease outbreak.
•	Disease treatment: to treat a sick animal for a specific illness.

The misuse of antibiotics in animal agriculture makes it more likely that bacteria resistant to these drugs will flourish and spread.6 Antibiotic resistant bacteria do not only contaminate meat products; they move through air, waste, water, and workers, potentially infecting people regardless of one’s meat consumption.7

1.	DARDEN’S CURRENT ANTIBIOTIC PRACTICES AND REPORTING INADEQUATE TO ADDRESS RISKS AND PROTECT SHAREHOLDER VALUE
Although Darden’s suppliers comply with the FDA guidelines by phasing out the use of antibiotics for growth promotion, the Company continues to allow the use of medically important antibiotics for disease prevention in healthy animals.8 Unless Darden prohibits all routine use of medically important antibiotics, including for disease prevention, it will continue to contribute to the antibiotic resistance crisis. Medical experts recommend that antibiotics should only be administered when medically necessary to treat sick animals. Moreover, leading companies and countries have proven that antibiotic use can be significantly reduced without hindering the production of affordable and ethical animal products.

FDA guidelines are inadequate to safeguard public health.
•	FDA Guidances 209 and 213 allow producers to administer routine, low-dose antibiotics for disease prevention.[9]
•	According to the American Academy of Pediatrics, the routine use of antibiotics on industrial farms to promote growth or prevent disease risks public health and children’s health in particular.[10]
•
The Pew Charitable Trusts found that the FDA Guidance is unlikely to affect the quantities of antibiotics used, as about one-quarter of medically important antibiotics (66 of 287) can still be used for disease prevention at levels fully within the range of growth promotion dosages, with no limit on treatment duration. 29 of these 66 antibiotics are classified as critically important in human medicine by the FDA, and 37 are classified as highly important.[11] The U.S. Government Accountability Office supported this conclusion in a March 2017 report that states, “the agencies’ actions do not address oversight gaps such as long-term and open-ended use of medically important antibiotics for disease prevention.”[12]

•	The Animal Health Institute concluded that the FDA Guidance is unlikely to affect overall antibiotic use in animal production.[13]
•
The FDA guidelines were announced in 2013, yet the most recent FDA data shows that antibiotic sales for use on farm animals continued to increase in 2015. Sales of medically important antibiotics for use in farm animals increased 2%.[14]

Eliminating routine uses of antibiotics is safe, possible, effective, and may not increase costs.
•	The Centers for Disease Control and Prevention called much of the antibiotic use on food animals “unnecessary” and “inappropriate.”[15]
•
In 1999, Denmark, which exports 30 million hogs per year, banned the administration of antibiotics in hogs for growth promotion and disease prevention. Instead, minor changes were made in animal husbandry, such as more frequent cleaning of housing, improved ventilation, later weaning, additional space for animal movement, and improvements in animal feed.[16] The World Health Organization found that the ban reduced human health risk without compromising animal health or farmer’s incomes.[17] Currently, Denmark and Norway use about six times less antibiotics in food animal production than the U.S. does.[18]

•
In October 2016, Perdue Farms completed its voluntary phase out of routine uses of all antibiotics on its farms.[19] The company was able to safeguard the health of its chickens by constructing cleaner hatcheries,[20] using probiotics and herbs to improve bird gut health, using vaccines on hens to allow them to pass immunities onto the eggs they lay,[21] and incorporating practices from organic production to prevent diseases.[22] A 2014 Consumer Reports study found that Perdue’s chicken had lower levels of antibiotic-resistant bacteria than Tyson’s, Pilgrim’s Pride’s, and Sanderson Farms’.[23] Perdue did not increase prices as a result of these husbandry changes.[24]

Darden’s reporting is insufficient to inform consumers and investors of Company practices and risks.
•
Without publicly available information, shareholders are unable to make informed risk assessments. Darden commits to adhering to FDA guidelines by December 2016. As of August 2017, no updates on progress toward this goal have been published, leaving investors and consumers unsure of the Company’s status of implementation and current antibiotic use.

•
Darden does not disclose if or how the Company ensures adherence to its antibiotic commitment, including through auditing, reporting, or engagement with its suppliers. Further, the Company does not disclose if it is working to implement a policy to be in line with industry trends and stakeholder expectations.

2.	COMPETITIVE AND REPUTATIONAL RISK IN A RAPIDLY CHANGING LANDSCAPE
According to the National Chicken Council, about half of the U.S. chicken industry has already eliminated or is in the process of eliminating the use of medically important antibiotics.25 Darden’s antibiotic practices position the Company as an industry laggard, as many of its peers have moved beyond federal guidelines. Companies whose policies lag their peers’ may face reputational damage which could undermine brand and shareholder value.

Major companies have implemented policies to phase out routine uses of antibiotics in meat supply chains.
•	Panera Bread,[26] Chipotle Mexican Grill,[27] and Cheesecake Factory[28] prohibit antibiotic use in all livestock supply chains.
•	McDonald’s completed its phase out of all uses of medically important antibiotics in its U.S. chicken supply chain in 2016, [29] months ahead of schedule.[30]
•
Compass Group, the world’s largest contract foodservice company, prohibits the routine use of antibiotics in its chicken and turkey products, allowing only use for disease treatment.[31] Compass is the parent company to Bon Appetit Management Company, which committed to chicken raised without the routine use of antibiotics in 2003. This commitment was extended to turkey in 2010. Beginning in 2007, the company’s beef supply became antibiotic-free, and in 2016, their contracted pork became antibiotic-free as well.[32]

•
Perdue Farms,[33] Tyson Foods (the second largest poultry company in the world),[34] Subway,[35] and Chick-fil-A36 have committed to produce and serve only chicken raised without antibiotics. Perdue completed this transition in 2016, using antibiotics only to treat illness, or about five percent of the time,[37] and Tyson in June 2017.

•
KFC (owned by Yum! Brands),[38] Restaurant Brands International (parent to Burger King),[39] Wendy’s,[40] Taco Bell,[41] Starbucks,[42] and Jack in the Box[43] have committed to phase out either all uses of medically important antibiotics or at least the routine uses of medically important antibiotics in chicken.

•	The Canadian chicken industry has successfully eliminated the preventative use of Category I antibiotics. Category II will be eliminated by the end of 2018 and Category III by the end of 2020.[44]
•	The Global Animal Partnership standard, which prohibits the use of antibiotics, has been implemented by major companies, representing over 2,800 certified farms.[45]

Darden’s practices and the policies of its suppliers position the Company as a laggard in the industry.
•
An annual scorecard[46] that grades companies on their antibiotic use, covered by publications such as The Guardian,[47] CNN,[48] The LA Times,[49] and USA Today,[50] ranks Olive Garden, owned by Darden, an “F” alongside restaurants like Sonic, IHOP, Little Caesar’s, and Applebee’s. Several major brands also ranked “F” in the 2016 report such as KFC, Burger King, Jack in the Box, and Starbucks, have since implemented policies.

•
Sanderson Farms is a known supplier to Darden,[51] and has been an outspoken advocate of routine antibiotic use for disease prevention.[52] Sanderson Farms’ 2017 proxy statement included a shareholder proposal on antibiotic use, which received support from a major proxy advisory firm as well as a 30% shareholder vote.[53] In a supplemental filing regarding the shareholder proposal, Sanderson mentions that it has launched a “multi-million dollar advertising and consumer information campaign” to educate consumers on antibiotic use.[54] In comparison to its competitors, Sanderson’s antibiotic policy and antibiotic use disclosure lags significantly, which could expose Darden to risks due to its supply ties.

3.	CHANGING CONSUMER PREFERENCES AND POTENTIAL LOSS OF MARKET ACCESS
Failing to strengthen its antibiotic policy is likely to damage Darden’s brand image and value as consumer preferences shift and the Company faces more intense pressure to move from consumers and investors.

Consumer demand is growing, and people are willing to pay more.
•
“Antibiotic-free” meat sales experienced compound sales growth of 28.7% from 2011 to 2015; organic meat sales, which must come from animals never treated with antibiotics, grew 44%; and conventional meat sales grew only 4.6%.[55]

•	In a 2015 survey from Crain’s Chicago Business, 34% of fast food restaurant customers said they would visit McDonald’s more often if it served meat raised without hormones or antibiotics.[56]
•	Sales for meat produced without the routine use of antibiotics were up 25% in 2012 over the prior three years, despite a decline in U.S. per capita meat consumption.[57]
•
According to a Consumer Reports survey, more than 60% of consumers said they would be willing to pay at least $0.05 per pound more for antibiotic-free meat, and nearly 40% said they would pay an additional $1 or more per pound.[58]

•	Chipotle’s carnitas sales doubled after switching to all-natural, antibiotic-free pork, despite a $1 increase in price.[59]

Consumer advocacy groups and investors are demanding better antibiotic use practices.
•
A coalition of environmental, social justice, and animal welfare organizations delivered 130,000 petitions to Olive Garden (owned by Darden) demanding better food sourcing and labor practices in March 2016.[60] A key demand was for the Company to eliminate the routine use of antibiotics in the meat supply chain.[61]

•
A group of investors representing over $2 trillion in assets called on Darden to set timelines to expand its current policy to prohibit all routine uses of medically important antibiotics in its global meat and poultry supply chains in April 2016 and again in March 2017.[62]

•	In June 2017, consumer groups sued Sanderson Farms, a supplier to Darden, for the presence of multiple antibiotics, including medically important antibiotics, in its “natural” labeled chicken.[63]

4.	REGULATORY RISKS
Failing to anticipate the changing regulatory environment regarding antibiotic use could undermine the stability of the supply chain, increase prices, and threaten shareholder value as the routine use of antibiotics is coming under increased scrutiny by policy makers.

Darden’s supply chain is increasingly vulnerable to changing regulation on antibiotics.
•
California passed Bill SB27 prohibiting the routine use of antibiotics on animals that are not sick, whether for growth promotion or disease prevention, starting January 1, 2018.[64] California became the first state to address antibiotic misuse in livestock beyond FDA guidelines.

•	Maryland passed a similar bill in May 2017.[65]

•	Legislation on the matter has been proposed in New York, Minnesota, New Jersey, North Carolina, Pennsylvania, and West Virginia.
•
In a report published on July 20, 2017 to accompany its fiscal 2018 agriculture spending bill, the Senate Appropriations Committee stated that it “strongly supports enhanced research to advance the development of alternatives to antibiotics used in animal production.”[66]

•	The European Parliament has approved draft legislation banning the preventative antibiotic treatment of animals.[67]

Concern and calls for action on antibiotic use in meat production are widespread.
•	In September 2016, the UN held a high-level meeting on antimicrobial resistance. It is only the fourth time the general assembly has held a high-level meeting for a health issue.[68]
•
The Centers for Disease Control and Prevention,[69] the Food and Drug Administration,[70] the U.S. Department of Agriculture,[71] the World Health Organization,[72] the Food and Agriculture Organization of the United Nations,[73] the European Centre for Disease Prevention and Control,[74] and the American Academy of Pediatrics[75] have expressed concern about the use of antibiotics in animal agriculture.

CONCLUSION
In contrast to the points made in the Company’s opposition statement, Darden lacks a sufficient policy to stop antibiotic misuse in its meat supply chain. Committing to eliminate the routine use of medically important antibiotics from its supply chain would help address competitive risk, reflect consumer preferences, and adhere to potential regulation, which could lead to the Company gaining competitive advantage, increasing market share, building brand and shareholder value, and instilling consumer trust. Many of Darden’s competitors have already successfully implemented policies that far surpass Darden’s efforts, demonstrating the viability of such a request.

In its 10-K, the Company lists “unfavorable publicity” and “insufficient focus on competition and the consumer landscape” as risk factors that could adversely impact its business and financial condition.76 By failing to institute a strong antibiotic use policy or disclose its antibiotic use practices, Darden is increasingly vulnerable to these risk factors in a continually evolving consumer, competitive, and regulatory landscape.

Shareholders are urged to vote FOR Proposal 5 asking Darden to eliminate the routine uses of medically important antibiotics from the meat supply chain.

For questions regarding Darden Proposal 5, please contact Marissa LaFave, Green Century Capital Management, (617) 482-0800, mlafave@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Proposal 5 following the instruction provided on the management’s proxy mailing.

1 Nielsen. “Weighing consumers’ growing appetite for ‘clean’ meat labeling.” October 24, 2016. http://www.nielsen.com/us/en/insights/news/2016/weighing-consumers-growing-appetite-for-clean-meat-labeling.html
2 http://www.nytimes.com/2013/09/17/health/cdc-report-finds-23000-deaths-a-year-from-antibiotic-resistant-infections.html?_r=0
3 CDC. https://www.cdc.gov/media/releases/2013/p0916-untreatable.html
4 Scientific American. “Antibiotic Resistance will kill 300 million people by 2050.” December 16, 2014. https://www.scientificamerican.com/article/antibiotic-resistance-will-kill-300-million-people-by-2050/
5 https://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html?_r=0
6 George Washington University’s Milken Institute of Public Health and the Antibiotic Research Action Center. http://publichealth.gwu.edu/sites/default/files/Website%20Bibliography%20of%20Science%20on%20Antibiotics%20%26%20Food%20Animals.pdf
7 NRDC. Antibiotic Resistance: From the Farm to You. https://www.nrdc.org/sites/default/files/antibiotic-resistance-farms-FS.pdf
8 Darden. https://www.darden.com/citizenship/plate/sourcing#antibiotics
9 FDA Guidance 209 https://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM216936.pdf and FDA Guidance 213 https://www.fda.gov/downloads/AnimalVeterinary/GuidanceComplianceEnforcement/GuidanceforIndustry/UCM299624.pdf

10 American Academy of Pediatrics. Technical Report: Nontherapeutic Use of Antimicrobial Agents in Animal Agriculture: Implications for Pediatrics. pediatrics.aappublications.org/content/pediatrics/114/3/862.full.pdf?download=true
11 The PEW Charitable Trusts. Gaps in FDA's Antibiotics Policy. November 30, 2014. http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2014/11/gaps-in-fdas-antibiotics-policy
12 https://www.gao.gov/assets/690/683130.pdf
13 http://www.sandiegouniontribune.com/opinion/commentary/sdut-california-resisting-superbugs-2014aug27-story.html
14https://www.fda.gov/AnimalVeterinary/NewsEvents/CVMUpdates/ucm534244.htm?source=govdelivery&utm_medium=email&utm_source=govdelivery
15 The New York Times. “Antibiotics eliminated in hatchery, Perdue says.” https://www.nytimes.com/2014/09/04/business/perdue-eliminates-antibiotic-use-in-its-hatcheries.html
16 The PEW Charitable Trusts. Denmark's Ban on Growth Promoting Antibiotics in Food Animals. February 24, 2010.
http://www.pewtrusts.org/en/research-and-analysis/issue-briefs/2010/02/24/comprehensive-fact-sheet-denmarks-ban-on-growth-promoting-antibiotics-in-food-animals
17 The PEW Charitable Trusts. Avoiding Antibiotic Resistance: Denmark’s Ban on Growth Promoting Antibiotics in Food Animals. http://www.pewtrusts.org/~/media/legacy/uploadedfiles/phg/content_level_pages/issue_briefs/denmarkexperiencepdf.pdf
1810 The New York Times. “Antibiotics in Livestock: F.D.A. Finds Use Is Rising.” Sabrina Tavernise. October 2, 2014. http://www.nytimes.com/2014/10/03/science/antibiotics-in-livestock-fda-finds-use-is-rising.html
19 NPR. “Perdue goes (almost) antibiotic-free.” http://www.npr.org/sections/thesalt/2016/10/07/497033243/perdue-goes-almost-antibiotic-free
20 Fortune. “Why Perdue is the biggest user of baby wipes.” http://fortune.com/2016/10/06/perdue-biggest-baby-wipes-user/
21 The New York Times. “Antibiotics eliminated in hatchery, Perdue says.” https://www.nytimes.com/2014/09/04/business/perdue-eliminates-antibiotic-use-in-its-hatcheries.html
22 The Atlantic. “What a chicken wants.” https://www.theatlantic.com/business/archive/2016/10/perdue-chicken/503423/
23 Consumer Reports. “Dangerous contaminated chicken.” January 2014. http://www.consumerreports.org/cro/magazine/2014/02/the-high-cost-of-cheap-chicken/index.htm#
24 Chicago Tribune. “How one chicken company is kicking the antibiotic habit.” http://www.chicagotribune.com/business/ct-perdue-antibiotics-chicken-1018-biz-20161017-story.html
25 FAIRR. “Superbugs and Super Risks: The Investment Case for Action” http://www.fairr.org/wp-content/uploads/Superbugs-and-Super-Risks-The-Investment-Case-for-Action-Briefing-November-2016.pdf
26 https://www.panerabread.com/content/dam/panerabread/documents/nutrition/panera-bread-food-policy.pdf
27 http://chipotle.com/food-with-integrity
28 The Cheesecake Factory. https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing
29 http://corporate.mcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Antimicrobial_Stewardship_Vision.pdf
30 McDonald’s http://news.mcdonalds.com/US/news-stories/2016/McDonald-s-USA-Announces-Big-Changes-to-its-Food
31 Compass. http://www.compass-usa.com/wp-content/uploads/2016/01/CompassGroupUSAFarmAnimalWelfareFinal7.302.pdf
32 Bon Appetit. http://www.bamco.com/timeline/fighting-antibiotics-abuse/
33 https://www.perdue.com/perdue-way/no-antibiotics/
34 https://qz.com/915746/tyson-foods-pledges-to-go-antibiotic-free-for-its-chicken-business-by-summer-2017/
35 http://money.cnn.com/2015/10/20/news/companies/subway-antibiotic-free-meat/index.html?iid=EL
36 https://www.chick-fil-a.com/About/Great-Food/No-Antibiotics-Ever
37 FAIRR. “Superbugs and Super Risks: The Investment Case for Action” http://www.fairr.org/wp-content/uploads/Superbugs-and-Super-Risks-The-Investment-Case-for-Action-Briefing-November-2016.pdf
38 http://kfc-blog-assets.s3.amazonaws.com/wp-content/uploads/OurNextStepInKFCSRe-Colonelization.pdf
39 http://www.rbi.com/Responsible-Sourcing-Commitments/Index?keyGenPage=330067, Reuters https://www.reuters.com/article/us-rstrnt-brnd-antibiotics-idUSKBN19D21I
40 https://www.wendys.com/en-us/about-wendys/antibiotic-use-policy-and-guidelines
41 https://www.tacobell.com/news/statement-regarding-antibiotics
42 https://globalassets.starbucks.com/assets/3ba66a085e7345e3bb8718844f574230.pdf
43 http://www.jackintheboxinc.com/assets/AW-033017-b.pdf
44 The Poultry Site. “Canadian chicken industry further reducing antimicrobial use.” July 20, 2017. http://www.thepoultrysite.com/poultrynews/38930/canadian-chicken-industry-further-reducing-antimicrobial-use/
45 The Global Animal Partnership. http://www.globalanimalpartnership.org/get-involved
46 NRDC and Friend of the Earth. “Chain Reaction II” and restaurant scorecard on antibiotics in meat supply chains http://webiva-downton.s3.amazonaws.com/877/d7/a/9142/1/NRDC_ChainReaction2_Report.pdf
47 The Guardian. “Burger King and KFC called out for lagging behind on antibiotic-free meat.” September 20, 2016. https://www.theguardian.com/sustainable-business/2016/sep/20/burger-king-kfc-mcdonalds-antibiotic-free-meat
48 CNN. “Are there too many antibiotics in your fast food meat?” September 22, 2016. http://www.cnn.com/2016/09/20/health/fast-food-antibiotics-meat/index.html

49 The LA Times. “Which fast-food chains served the meat and held the antibiotics?” September 20, 2016. http://www.latimes.com/business/la-fi-antibiotics-fast-food-20160919-snap-htmlstory.html
50 USA Today. “Most restaurant chains get failing grades on antibiotic use in new report.” September 15, 2015. https://www.usatoday.com/story/news/2015/09/15/fast-food-scorecard-antibiotics-chipotle-mcdonalds-panera-starbucks-subway/72309072/
51 Bloomberg Terminal, supply chain analysis.
52 The New York Times. “Poultry producer Sanderson Farms stands its ground: it’s proud to use antibiotics.” https://www.nytimes.com/2016/08/02/business/poultry-producer-sanderson-farms-stands-its-ground-its-proud-to-use-antibiotics.html?mcubz=0
53 Reuters. “Sanderson Farms shareholder proposal on antibiotics fails.” February 9, 2017. http://www.reuters.com/article/us-sanderson-farms-antibiotics-vote-idUSKBN15O1R6
54 Sanderson Farms. DEFA14A: Supplemental Information Regarding Stockholder Proposal on Antibiotics. January 24, 2017. https://www.sec.gov/Archives/edgar/data/812128/000119312517016859/d293105ddefa14a.htm
55 Nielsen. “Weighing consumers’ growing appetite for ‘clean’ meat labeling.” October 24, 2016. http://www.nielsen.com/us/en/insights/news/2016/weighing-consumers-growing-appetite-for-clean-meat-labeling.html
56 http://adage.com/article/cmo-strategy/love-rocks-survey-reveals-problems-opportunities-mcd/300146/
57 USA Today. “Does giving antibiotics to animals hurt humans?” April 20, 2012. http://usatoday30.usatoday.com/news/health/story/2012-04-20/antibiotics-animals-human-meat/54434860/1
58 https://www.nrdc.org/sites/default/files/antibiotic-free-meats-CS.pdf
59 NPR. “Antibiotic-free meat business is booming, thanks to Chipotle.” May 31, 2012. http://www.npr.org/sections/thesalt/2012/05/31/154084442/antibiotic-free-meat-business-is-booming-thanks-to-chipotle
60 The Hill. “Thousands call on Olive Garden to improve food, labor policies.” May 12, 2016. http://thehill.com/regulation/energy-environment/279670-130000-sign-petition-urging-olive-garden-to-improve-food-labor
61 Ibid.
62 FAIRR. “Responding to the antibiotic crisis: investors push food giants to path of less resistance.” March 20, 2017. http://www.fairr.org/news-item/responding-antibiotic-crisis-investors-push-food-giants-path-less-resistance/
63 Bloomberg. “There could be ketamine in your ‘natural’ chicken.” June 22, 2017. https://www.bloomberg.com/news/articles/2017-06-22/there-could-be-ketamine-in-your-natural-chicken
64 California Senate Bill No. 27. https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=201520160SB27
65 Maryland SB0422. http://mgaleg.maryland.gov/webmga/frmMain.aspx?id=sb0422&stab=01&pid=billpage&tab=subject3&ys=2017rs
66 Senate Appropriations Committee. July 20, 2017. Agriculture, Rural Development, Food and Drug Administration, and Related Agencies Appropriations Bill, 2018. https://www.appropriations.senate.gov/imo/media/doc/FY2018%20Agriculture%20Appropriations%20Bill,%20Report%20115-131.pdf
67 European Parliament. http://www.europarl.europa.eu/news/en/press-room/20160303IPR16930/superbugs-meps-want-to-curb-use-of-antibiotics-in-farming
68 General Assembly of the United Nations. “High-level meeting on antimicrobial resistance.” September 21, 2016. http://www.un.org/pga/71/2016/09/21/press-release-hl-meeting-on-antimicrobial-resistance/
69 CDC. https://www.cdc.gov/narms/faq.html
70 FDA. https://www.fda.gov/AnimalVeterinary/SafetyHealth/AntimicrobialResistance/JudiciousUseofAntimicrobials/
71 USDA. https://www.usda.gov/sites/default/files/documents/usda-antimicrobial-resistance-action-plan.pdf
72 WHO. http://www.foodsafetynews.com/files/2015/11/infographics-agriculture.jpg
73 FAO UN. http://www.un.org/apps/news/story.asp?NewsID=53200#.WXJp3ITyu02
74 ECDC. https://ecdc.europa.eu/sites/portal/files/media/en/publications/Publications/antimicrobial-resistance-zoonotic-bacteria-humans-animals-food-EU-summary-report-2014.pdf
75 AAP. http://pediatrics.aappublications.org/content/early/2015/11/11/peds.2015-3630
76 Darden 10-K 2016. https://www.sec.gov/Archives/edgar/data/940944/000094094416000116/dri-201610xk.htm#sA3B813579FF366AF2E1C87FE036C52BF